SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. No. 06.164.253/0001 -87
N.I.R.E. No. 35.300.314.441

MINUTE OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 13, 2006.

Date, Time and Place of Meeting: December 13, 2006, at 8:30, at Rua Gomes de Carvalho, No. 1,629, 15th floor, in the Meeting Room, Vila Olímpia, in the City of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call for meeting: Waived, once all of the members of the Company’s Board of Directors attended. Agenda: To resolve on: (a) the business plan for the Company and for its subsidiaries for the financial year of 2007; (b) the proposal of the Company’s management for the payment of interest on stockholder’s capital, related to the estimated results for the fourth quarter of 2006; (c) approval of the Company’s Strategic Plan (“Strategic Plan”) and the Information Technology Strategic Plan (“IT Plan”) of the Company for 2007 up to 2011; (d) the approval of the guarantees to be rendered by the Company (“Guarantees”), according to the Guarantee Agreements to be executed with RBS Aerospace Limited (“RBS”), and also the ratification of the Guarantees already executed with RBS; and (e) approval of the extension of the Stock Option Plan of the Company and number of options to be granted for 2007. Resolutions taken: After necessary clarifications, the Board has unanimously approved: (a) the business plan for the Company and for its subsidiaries for the financial year of 2007. The budget for the Company and its subsidiaries will be submitted to the Board approval in the following Board Meeting, scheduled to December 22, 2006; the members of the Board resolved to approve the calendar for the Board of Directors’ meetings for 2007, as follows: February 8, 2007, April 18; 2007, June 14, 2007, July 18, 2007, October 17,2007, and December 11, 2007; b) the proposal of the Company’s management for the payment of interest on stockholder’s capital, related to the fourth quarter of 2006, which financial statements will be closed on December 31, 2006, in accordance to the paragraph 1, of article 9, of Law 9,249/95. It is approved the payment of R$ 26,940,453.11 (twenty six million, nine hundred and forty thousand and four hundred fifty three Brazilian reais and eleven centavos) as interest on stockholder’s capital, corresponding the amount of R$ 0.13731 per preferred and common shares of the Company. The credit of the amount of the interest on stockholder’s capital on the Company’s accounting records shall be made on December 29, 2006, considering the shareholder position of December 19, 2006, “record date”. The Company’s shares shall be traded “ex” right as of December 20, 2006, inclusive. The amount of the interest on stockholder’s capital is subject to withholding income tax, at the rate of 15%, except to shareholders that evidence to be exempt or immune, and those domiciled in a tax heaven jurisdiction, subject to an income tax rate of 25%. Shareholders immune or exempt of withholding income tax shall prove such condition until December 26, 2006, by delivering the relevant documentation in attention to Gol Linhas Aéreas Inteligentes S.A., Investor Relations Office, at Rua Gomes de Carvalho, no. 1,629, São Paulo, SP, CEP 04547-006, Telephone: (+55 11) 3169-6224/6222; Fax: (+55 11) 3169-6257/6245, Email: ri@golnaweb.com.br. Such interest on stockholder’s capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2006, according to article 9, paragraph 7, of Law 9,249/95, item V, of Deliberation CVM 207/96 and paragraph 4, of article 25 of Company’s By-Laws, and will be paid to shareholders on February 10, 2007, with no remuneration. The payment of interest on stockholder’s capital is resolved according to the quarterly intercalary dividends policy. It is important to note that the percentage of the net profits in each distribution, whether dividends or interest on stockholder’ capital, may vary and will be adjusted in every distribution, in order to assure the minimum dividend of 25% of the corporate year’s net profit (adjusted according to the Law 6,404/76) and to the Company’s Bylaws, any other amounts distributed that exceed that percentage constitute of liberality and does not generate any additional obligations to the Company (c) the Strategic Plan and the IT Plan of the Company for 2007 up to 2011, which were initialized by the Presiding Board, and will be filed at the Company’s headquarters; (d) the Guarantees by the Company, to RBS, to guarantee the Gol Transportes Aéreos’ obligations under the Lease Agreements, relating to the aircraft Boeing 737-700, with serial numbers 30238, 30242,28616, and 29904, and also to ratify the Guarantees that have been already rendered to RBS for Aircraft 30242 and 30248; (e) it was approved the extension of the Stock Option Plan for the year of 2007 and the number of options to be granted to the participants, according to the Company’s Stock Option Plan approved on December 09, 2004, which is initialized by the Presiding Board, and will be filed at the Company’s headquarters; and also, it was it was made a presentation to the members of the Board, regarding aircraft financing alternatives for 2007 and 2008. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records. São Paulo, December 13, 2006.

____________________________________________________	____________________________________________________
Constantino de Oliveira Jr .	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.